April 7, 2020

Securities and Exchange Commission	Via EDGAR

Division of Corporation Finance
Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:                 Ada D. Sarmento

Celeste Murphy

Re.:                       Bioceres Crop Solutions Corp.

Registration Statement on Form F-3

File No. 333-237496

Ladies and Gentlemen:

By letter dated April 3, 2020, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided a comment to the registration statement on Form F-3 (the “Form F-3”) filed on March 31, 2020 by Bioceres Crop Solutions Corp. (the “Company”). We are writing to respond on behalf of the Company to the comment of the Staff.  For your convenience, the comment is repeated below, prior to the Company’s response.

Registration Statement on Form F-3

General

1.              Please provide a description of the transactions in which the resale shares were issued.

The Company supplementally advises the Staff that the resale shares were issued as follows:

(i)                                     of the 24,319,443 ordinary shares registered pursuant to the prior registration statement on Form F-1 (File No. 333-231883): (i) 119,443 ordinary shares were issued to minority shareholders of Bioceres Semillas S.A. upon the exercise of their tag-along rights under a shareholders agreement, in connection with the consummation of the business combination described under the heading “About this Prospectus—Business Combination” in the Form F-3 (the “business combination”); and (ii) 24,200,000 ordinary shares are underlying an equal number of warrants, of which: (a) 5,200,000 private placement warrants and 11,500,000 public warrants were issued in connection with the initial public offering of Union Acquisition Corp. (“UAC”), which subsequently changed its name to Bioceres Crop Solutions Corp., and (b) 7,500,000 warrants were issued to Bioceres LLC in connection with the business combination; and

(ii)                                  according to information derived from the registration statement on Form S-4 filed with the Commission by UAC on December 21, 2018 (File No.: 333-228997), the 1,432,571 ordinary shares registered in the Form F-3 were part of the ordinary shares issued by UAC in December 2017 to Kyle P. Bransfield, UAC’s chief executive officer, and Union Group

International Holdings Limited (“UGI”), an affiliate of Juan Sartori, the Chairman of UAC’s board of directors, in connection with UAC’s organization, and Mr. Bransfield and UGI subsequently transferred a portion of such shares to certain individuals and entities, including UAC’s independent directors.

The Company has included disclosure under the heading “Selling Shareholders” to the effect described above in an amendment to the Form F-3 filed with the Commission on the date hereof.

Should you have any questions regarding the description above, please contact me at +54 341 4861122.  In the alternative, please contact Matthew S. Poulter (tel.: +1 212 903 9306; email: matthew.poulter@linklaters.com) or Alejandro A. Gordano (tel.: +1 212 903 9364; email: alejandro.gordano@linklaters.com) of Linklaters LLP.

Yours sincerely,

Bioceres Crop Solutions Corp.

/s/ Gloria Montaron Estrada
Gloria Montaron Estrada
General Counsel and Executive Director

cc:                                Conrado Tenaglia, Linklaters LLP

Matthew S. Poulter, Linklaters LLP
Alejandro A. Gordano, Linklaters LLP